February 7, 2014

VIA EDGAR

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	Pendrell Corporation
Form 10-K for the fiscal year ended December 31, 2012
Filed March 8, 2013
File No. 001-33008

Dear Mr. Krikorian:

This letter is submitted on behalf of Pendrell Corporation (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”), as set forth in your letter to the Company dated January 30, 2014 (the “Comment Letter”). For reference purposes, the text of the comments contained in the Comment Letter have been reproduced herein (in bold), with the Company’s response below each such comment.

Risk Factors

Rights of minority shareholder may limit future value, page 8

1.	We note your response to prior comment 1 but given your disclosure on page 1 of your Form 10-K stating that the ContentGuard acquisition was a “cornerstone IP investment” and the voting agreement could restrict the extent to which you would be able to monetize ContentGuard’s patent portfolio, it appears that this voting agreement is material to investors. Please confirm that you will expand the description of the voting agreement to discuss all material terms such as, but not limited to, the termination provisions and the identity of the parties to the agreement.

Company Response: The Company confirms that it will expand the description of the voting agreement to discuss all material terms, including but not limited to the termination provisions and the identity of the parties thereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

2.	We note your response to prior comment 2 but continue to believe that additional information regarding the duration of your patents would be material to investors. In this regard, please consider enhancing your disclosure in future filings to include the information you included in your response letter rather than stating that your patents have “fixed terms.” Specifically, you noted that the company’s existing patents expire between 2014 and 2035, with an average life of ten years.

Company Response: The Company confirms that it will enhance its disclosure in future filings to include the information set forth in the Company’s prior letter to the Staff dated January 10, 2014 relating to the year range of expiration and the average life of the Company’s patents.

*        *        *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s attention to the review of the Form 10-K. Please contact me at (425) 278-7100 or Michael Hutchings of DLA Piper LLP (US) at (206) 839-4824 if you have any questions about the Form 10-K or this letter.

Sincerely,

/s/ Benjamin G. Wolff
Benjamin G. Wolff
Chief Executive Officer and President
Pendrell Corporation

cc:	Melissa Walsh (SEC)
Ivan Griswold (SEC)
Jan Woo (SEC)
Robert S. Jaffe (Pendrell Corporation)
Michael Hutchings (DLA Piper)
Donald Heisler (Deloitte & Touche LLP)

2300 Carillon Point Kirkland,WA 98033 www.pendrell.com 425.278.7100